

December 9, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of TRAJECTORY ALPHA ACQUISITION CORP., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock and one-half of one redeemable public warrant

- Class A Common Stock, par value $0.0001 per share

- Public warrants, each whole public warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Sincerely,

Ben Sayer